Exhibit 99.2

Walla! Communications Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Acquisition of Yad2!

Tel Aviv, Israel – September 2, 2010 –Walla! Communications Ltd. (TASE: WALA), an indirect subsidiary of Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), today announced that it acquired 75% of Korel Tal Ltd., the company that currently controls the "Yad2" Internet website and 42.5% (on a fully diluted basis) of "Kama", a leading Israeli website for Internet price comparison, for an aggregate purchase price of NIS 117.5 million.

Walla! is controlled by Bezeq International, Ltd., a wholly-owned subsidiary of Bezeq The Israel Telecommunication Corp., Ltd., which is controlled by B Communications.